BOKONI LABOUR UNREST - UPDATE

16 October, 2012 Johannesburg. Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) confirms that only 643 of the 2,161 dismissed employees at Bokoni Platinum Mines (“Bokoni”) returned to work yesterday. These employees were dismissed on 6 October 2012 for their involvement in unprotected industrial action and were issued with final written warnings relating to their continued employment at Bokoni, conditional upon their return to work on 15 October, 2012. All employees who failed to return to work yesterday are dismissed with effect from 6 October 2012.

The employees who did report for duty were intimidated and threatened with violence by a group of dismissed employees who initiated an illegal march at the mine premises yesterday. This unrecognised group, who describe themselves as the “Bokoni Labour Forum”, continued with their unlawful actions at the mine premises yesterday and intensified their acts of violence and intimidation, causing damage to mine property and blocking roads onto the mine premises. Today, dismissed employees burnt mine vehicles at Bokoni’s Brakfontein shaft premises.

The SA Police Services presence at the mine has been increased, criminal charges have been laid against certain persons and arrests have been made.

Whilst the situation at the mine remains volatile and the dismissed employees continue to threaten an increase in their acts of violence, intimidation and damage to property Bokoni’s main priority is to ensure the continued safety of all its employees and minimise damage to its property caused by unlawful actions committed at mine premises.

Only essential services continue at Bokoni operations.

Further updates will be provided in due course.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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